December 10, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention:	Kevin W. Vaughn
Accounting Branch Chief

Re:	MidCarolina Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 000-49848

Ladies and Gentlemen:

This letter responds to the Staff’s comments in its letter dated November 24, 2009 regarding the above-reverenced Annual Report on Form 10-K of MidCarolina Financial Corporation (the “Company”). Page numbers referenced in this letter refer to page numbers in Amendment No. 1 to the Company’s 2008 Annual Report on Form 10-K/A (“Amendment No. 1”) which has been filed with the Commission. Paragraph numbers below correspond to the paragraph numbers in the Staff’s comment letter.

Item 9A. Disclosure Controls and Procedures, page 3

1.	Please revise the last sentence of the first paragraph under this heading to include the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-K. Further, in light of the comments below regarding the lack of conclusions in your disclosure regarding internal controls over financial reporting, tell us how you considered whether your disclosures controls and procedures were indeed effective.

Response:

In the process of editing the text of the Company’s original 2008 Form 10-K and preparing the document for electronic filing, the words “were effective” inadvertantly were dropped from the last sentence of the paragraph described in this comment. Amendment No. 1 revises that last sentence to state the conclusion of the Company’s Chief Executive Officer and Chief Financial Officer (as further described below) regarding the effectiveness of the Company’s disclosure controls and procedures at December 31, 2008.

Securities and Exchange Commission

Division of Corporation Finance

December 10, 2009

As a result of the above editing error and the error described in the Company’s response to Comment 2 below, additional disclosure has been inserted under Item 9A(T) describing the failure to detect these errors before the filing of the 2008 Form 10-K as the basis for the conclusion of the Chief Executive Officer and Chief Financial Officer that the Company’s disclosure controls and procedures were not effective at December 31, 2008.

Management’s Report on Internal Control Over Financial Reporting, page 3

2.	We note your disclosures under this heading regarding your conclusions regarding disclosure controls and procedures. However, we were unable to locate the required disclosures regarding your internal control over financial reporting. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial report.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Response:

In conjunction with the preparation of the Company’s 2008 Form 10-K, management performed its required assessment of the Company’s internal control over financial reporting as of December 31, 2008, and prepared its report for inclusion in the Company’s 2008 Form 10-K. However, in the process of editing the text of the 2008 Form 10K in draft form and preparing the document for electronic filing, the paragraph under Item 9A(T) described in Comment 1 above (regarding management’s assessment of the Company’s disclosure controls and procedures) inadvertently was inserted in place of the first paragraph of “MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING” which stated management’s conclusions regarding the Company’s internal control over financial reporting. Amendment No. 1 corrects that error by reinserting the correct paragraph.

We understand that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Securities and Exchange Commission

Division of Corporation Finance

December 10, 2009

Following your review of Amendment No. 1 and these responses, please contact us if you desire further information or if you have additional comments.

Yours truly,

/S/ Christopher B. Redcay

Christopher B. Redcay
Senior Vice President and Chief Financial Officer